SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2006

FUTUREMEDIA PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1	Unaudited Consolidated Financial Statements of Futuremedia PLC for the six month period ended October 31, 2005.

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC’s Registration Statements on Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company

By: /s/ Leonard Fertig
Leonard Fertig
Chief Executive Officer

Date: January 26, 2006

EXHIBIT 1

FUTUREMEDIA PLC

INDEX

Item 1. Unaudited Condensed Consolidated Balance Sheets as of October 31, 2005, and April 30, 2005 (audited).

Item 2. Unaudited Condensed Consolidated Statements of Operations for the six month period ended October 31, 2005 and October 31, 2004.

Item 3. Unaudited Condensed Consolidated Statements of Cash Flows for the six month period ended October 31, 2005 and October 31, 2004.

Item 4. Unaudited Consolidated Statements of Changes in Stockholders’ Deficit for the six month period ended October 31, 2005.

Item 5. Unaudited Notes to the Consolidated Financial Statements.

Item 1
FUTUREMEDIA PLC
CONDENSED CONSOLIDATED BALANCE SHEETS according to US GAAP

	Oct 31, 2005 ($’000) unaudited	Oct 31, 2005 (GBP’000) unaudited	Apr 30, 2005 (GBP’000) audited
ASSETS

Current assets
Cash and cash equivalents	2,710	1,527	1,084
Accounts receivable	1,132	638	1,117
Amounts recoverable on contracts	334	188	110
Accrued income	3,414	1,924	667
Other current assets	508	286	66
Inventories - finished goods	1,262	711	612
Prepaid expenses	1,090	614	708

Total current assets	10,450	5,888	4,364

Property and equipment
Audio visual and computer equipment	1,420	800	809
Office equipment	126	71	71
Property improvements	170	96	96
Lease premium	131	74	74

	1,847	1,041	1,050
Accumulated depreciation	(1,235)	(696)	(715)

	612	345	335

Other assets
Goodwill	147	83	83
Intangible assets	1,196	674	827

TOTAL ASSETS	12,405	6,990	5,609

FUTUREMEDIA PLC
CONDENSED CONSOLIDATED BALANCE SHEETS according to US GAAP

	Oct 31, 2005 ($’000) unaudited	Oct 31, 2005 (GBP’000) unaudited	Apr 30, 2005 (GBP’000) audited
LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Fees received in advance	6,768	3,814	3,565
Accounts payable	5,206	2,934	2,114
Other taxes and social security costs	788	444	343
Other accounts payable	185	104	152
Accrual for NI costs on stock options	60	34	34
Accrual for sales commissions	122	69	79
Other accrued expenses	1,700	958	902
Convertible debenture face value $4m	2,373	1,337	-

Total current liabilities	17,202	9,694	7,189

Stockholders’ deficit Ordinary shares of 1 1/9p each Authorized - 250,000,000 Issued and outstanding	1,822	1,027	1,019
Preference shares of 2p each Authorized - 2,000,000 None issued	-	-	-
Additional paid-in capital	36,521	20,581	19,257
Receivable from stock subscription	(32)	(18)	(18)
Accumulated deficit	(42,845)	(24,146)	(21,731)

Other comprehensive loss-cumulative
translation adjustment	(263)	(148)	(107)

Total stockholders’ deficit	(4,797)	(2,704)	(1,580)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	12,405	6,990	5,609

Item 2
FUTUREMEDIA PLC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS according to US GAAP

	Half year ended Oct 31 (in 000’s except share data)
	2005 ($’000) unaudited	2005 (GBP’000) unaudited	2004 (GBP’000) unaudited

Revenues	17,612	9,925	7,370

Cost of revenues	14,329	8,075	6,590

Gross profit	3,283	1,850	780

Operating expenses
Sales and marketing	2,364	1,332	753
General and administrative	3,277	1,847	1,516
Facilities expenses	421	237	146
National Insurance on stock options	25	14	(92)
Stock compensation arising from Variable Option accounting	48	27	(273)
Financing and other M&A costs	910	513	-

Total operating expenses	7,045	3,970	2,050

Operating loss (EBIT)	(3,762)	(2,120)	(1,270)

Net Interest (expense)/income	(523)	(295)	53

Share of loss from equity investment including goodwill impairment	-	-	(282)

Net loss	(4,285)	(2,415)	(1,499)

Net loss per share basic and diluted.	(0.05)c	(0.03)p	(0.01)p

Weighted average common shares outstanding	92,059,532	92,059,532	87,305,277

Item 3
FUTUREMEDIA PLC
CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS according to US GAAP

	Half Year ended Oct 31
	2005	2005	2004
	($’000)	(GBP’000)	(GBP’000)
	unaudited	unaudited	unaudited
Operating activities
Net loss	(4,285)	(2,415)	(1,499)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	76	43	46
Amortization of intangible assets	319	180	88
Loss from equity investment including goodwill impairment	-	-	282
Stock compensation arising from Variable option accounting	(32)	(18)	(273)
Convertible debenture issuance costs	600	338	0
Accounts receivable	850	479	1,484
Accrued income	(2,231)	(1,257)	311
Amounts recoverable on contracts	(138)	(78)	(39)
Other current assets	(390)	(220)	(50)
Prepaid expenses	167	94	(281)
Inventories	(176)	(99)	(3,571)
Fees received in advance	442	249	193
Accounts payable	1,455	820	3,368
Other accounts payable	(85)	(48)	(772)
Other taxes and social security costs	179	101	(1,175)
Accrual for National Insurance costs on stock options	-	-	(98)
Accrual for sales commissions	(18)	(10)	(547)
Other accrued expenses	99	56	-
Net cash used in operating activities	(3,168)	(1,785)	(2,533)

Investing activities
Capital expenditures	(115)	(65)	(275)
Net cash used in investing activities	(115)	(65)	(275)

Financing activities
Proceeds from share issues	169	95	65
Proceeds from issue of convertible debenture	4,035	2,274	-
Convertible debenture issuance costs	(600)	(338)	-
Fair value adjustment re convertible debenture	465	262	-
Net cash generated by financing activities	4,069	2,293	65

Net increase/(decrease) in cash and cash equivalents	786	443	(2,743)
Cash and cash equivalents at beginning of period	1,924	1,084	4,651
Cash and cash equivalents at end of period	2,710	1,527	1,908

Item 4
FUTUREMEDIA PLC
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT according to US GAAP
All figures in GBP’000 (except for number of ordinary shares) and unaudited except for balances as of April 30, 2005

	Number of Ordinary Shares	Share Capital Amount	Additional Paid-in Capital	Receivable From Subscription	Accumulated Deficit	Cumulative Translation Adjustment	Total Stockholders' Equity

At April 30, 2005	91,769,476	1,019	19,257	(18)	(21,731)	(107)	(1,580)

Exchange translation adjustments						(41)	(41)

Net loss					(2,415)		(2,415)

Comprehensive loss							(2,456)

Adjustment for variable options			(27)				(27)

Fair value adjustment for convertible debenture			1,199				1,199

Issuance of shares re investment (net of issuance costs of GBP 16,000)	339,941	5	121				126

Issuance of shares re exercise of options (net of issuance costs of GBP 2,000)	300,000	3	31				34

At October 31, 2005	92,409,417	1,027	20,581	(18)	(24,146)	(148)	(2,704)

Item 5
FUTUREMEDIA PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

(1) Basis of Presentation

The consolidated financial statements of Futuremedia plc (the Company) presented herein have been prepared pursuant to the rules of the Securities and Exchange Commission for interim reports on Form 6-K, pursuant to Item 8.A.5 of Form 20-F, and do not include all of the information and note disclosures required by generally accepted accounting principles. These statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended April 30, 2005, included in the Company's Annual Report on Form 20-F as filed with the Securities and Exchange Commission August 4, 2005.

The consolidated balance sheet as of October 31, 2005, the consolidated statement of changes in stockholders’ deficit for the six months ended October 31, 2005, the consolidated statements of operations, and cash flows for the six months ended October 31, 2005 and October 31, 2004, are unaudited but, in the opinion of management, include all adjustments (consisting of normal, recurring adjustments) necessary for a fair presentation of results for these interim periods.

The results of operations for the six months ended October 31, 2005 are not necessarily indicative of the results to be expected for the entire fiscal year ending April 30, 2006.

(2) Fair values of financial instruments

On July 22, 2005, the Company announced it had raised GBP2.3 million ($4 million) of cash financing from M.A.G. Capital, LLC (MAG Capital).

The investment was made via a private placement in the form of a convertible loan that is convertible (subject to certain terms and conditions) into Ordinary Shares of Futuremedia. The conversion rate was based on the volume weighted average price of the Company’s ADSs for the five trading days prior to July 13, 2005, the date that the Company entered into a term sheet with MAG for the investment. The loan bears interest at an annual rate equal to the greater of 8.5% or Wall Street Journal Prime Rate plus 3%, but in no event greater than 10%. Futuremedia also issued warrants to the investors covering an aggregate of 6.2 million Ordinary Shares with an exercise price of $0.61 per share.

As required by US GAAP, the Company fair valued the cost of the warrants and the share price discount associated with the convertible debentures issued to MAG Capital in July, 2005. This valuation has resulted in a discount of GBP1.2 million ($2.1 million) being applied to the face value of the loan. This discount will be charged to the consolidated statement of operations on a monthly basis over the 15 month period of the loan as interest expense. During the six months ended October 31, 2005 the Company charged GBP250 thousand ($444 thousand) to net interest expense in this manner.

(3) New Accounting Pronouncements

There have been no new accounting pronouncements since the filing date of the Company’s Annual Report on 20-F for the year ended April 30, 2005, as filed with the Securities and Exchange Commission, which would have a material effect on the Company’s financial statements for the year ending April 30, 2006.

(4) Subsequent Events

On December 19, 2005, the Company entered into a private placement with Cornell Capital Partners, LP, to provide us financing in the amount on $2,500,000. The investment was made via a convertible note (the Convertible Note) that is convertible (subject to certain terms and conditions) into Ordinary Shares of the Company. The conversation rate shall be equal to the lesser of (a) $0.525 or (b) an amount equal to ninety five percent (95%) of the lowest volume weighted average price of the Company’s ADSs, as quoted by Bloomberg, LP, for any period of three (3) consecutive trading days during the thirty (30) trading days immediately preceding the conversion date which may be adjusted pursuant to other terms of the Convertible Note. The Convertible Note bears interest at an annual rate equal to ten percent (10%) for the period of one (1) year following December 19, 2005. Commencing on December 19, 2006, interest shall accrue on the outstanding principal balance at an annual rate equal to eight percent (8%). Commencing on December 19, 2007, interest shall accrue on the outstanding principal balance at an annual rate equal to seven percent (7%). The Convertible Note matures on December 19, 2008. The Company also issued a warrant to Cornell Capital Partners, LP covering an aggregate of 250,000 Ordinary Shares, with an exercise price of $0.70 per share. The Warrant expires on December 19, 2010. Net proceeds to the Company from the Cornell Capital Partners, LP investment were approximately $2,312,510. The agreement with Cornell Capital Partners, LP also provided for Cornell Capital Partners, LP to receive 187,500 Ordinary Shares without further consideration. The Company also paid Yorkville Advisors Management, LLC, the investment manager for Cornell Capital Partners, LP a one-time commitment fee of $187,500.

On January 13, 2006, the Company extended its agreement with the shareholders of EBC to complete the acquisition of that company as previously announced on December 20, 2005, subject to approval by the Company's shareholders. EBC is one of the leading e-learning companies in the United Kingdom. Extension of the agreement was necessary to allow time for the Company's shareholders to approve the EBC acquisition and related Cornell Capital Partners, LP financing as noted in  the Company's release on Form 6-K filed with the Securities and Exchange Commission on December 20, 2005 (File No. 000-21978). The purchase price for EBC will be GBP 4.45 million ($7.87 million), consisting of a combination of cash (GBP 3.75 million, $6.64 million) and the Company's ADSs (valued at GBP 700,000, $1.24 million). The number of Company shares will be based on the average closing price of the Company's ADSs for the 20 trading days prior to closing. Closing is expected to take place as soon as practicable following approval by the Company's shareholders. As previously announced, subject to certain conditions (including shareholder approval), Cornell Capital Partners, LP has committed to provide financing of up to $7.5 million for the cash portion of the purchase price.

In accordance with the MAG Capital convertible loan, the Company made monthly principal payments of $333,000 by issuing Ordinary Shares in place of cash payments. The Company issued 700,680 Ordinary Shares in November 2005, 856,986 Ordinary Shares in December 2005 and 1,057,181 Ordinary Shares in January 2006. Because the Company’s ADSs did not meet the average daily dollar trading volume requirements for November 2005, as an inducement for MAG Capital to waive the volume limitation, the Ordinary Shares issued for the November 2005 payment were issued at a 15% discount rather than the 12% discount that would otherwise apply.

As of January 23, 2006, the Company had an aggregate of 95,211,767 Ordinary Shares issued and outstanding.